Exhibit 99.2



Associated Estates Realty Corporation
Third Quarter 2010
Earnings Release and Supplemental Financial Data



The Ashborough is an upscale apartment community located in Ashburn, Virginia, eight miles north of the Dulles International Airport and sixteen miles west of the Capital Beltway. This gated community is located in the affluent, 1,580-acre planned community of Ashburn Village. The apartment homes feature nine-foot ceilings, ceramic tile entryway, gas range, breakfast bar, maple cabinetry, direct access garage parking, a clubhouse with WiFi lounge, media room with surround sound, billiards room, two swimming pools and so much more. Ashborough is located adjacent to Ashburn Village Commons Shopping Center which includes Harris Teeter and Starbucks.

Ashborough Apartments
20155 San Joaquin Terrace
Woodbridge, Virginia 22191

Phone: (571) 223-2400
Fax: (571) 223-2500
Web Site: www.ashboroughapts.com

For more information, please contact:
Jeremy Goldberg
Senior Director of Corporate Finance
  and Investor Relations
(216) 797-8715
jgoldberg@AssociatedEstates.com

Associated Estates Realty Corporation
Third Quarter 2010
Supplemental Financial Data

Table of Contents

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2010 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; our ability to refinance debt on favorable terms at maturity; risks of a lessening of demand for the multifamily units that we own or manage; competition from other available multifamily units and changes in market rental rates; new acquisitions and/or development projects may fail to perform in accordance with our expectations; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs and real estate tax valuation reassessments or millage rate increases; our inability to control operating expenses or achieve increases in revenue; shareholder ownership limitations that may discourage a takeover otherwise considered favorably by shareholders; the results of litigation filed or to be filed against us; changes in tax legislation; risks of personal injury claims and property damage related to mold claims that are not covered by our insurance; catastrophic property damage losses that are not covered by our insurance; our ability to acquire properties at prices consistent with our investment criteria; risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence, among others; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of our properties or the neighborhoods in which they are located; and construction and construction business risks.

ASSOCIATED ESTATES REALTY CORPORATION REPORTS THIRD QUARTER RESULTS
Apartment Fundamentals Stronger Than Anticipated
Same Community NOI Exceeds Expectations

Cleveland, Ohio – October 25, 2010 – Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) today reported funds from operations (FFO) for the third quarter ended September 30, 2010 of $0.24 per common share (basic and diluted), compared with $0.26 per common share (basic and diluted), for the third quarter ended September 30, 2009.

Net loss applicable to common shares was $1.8 million or $0.06 per common share (basic and diluted) for the third quarter ended September 30, 2010, compared with net loss applicable to common shares of $3.9 million or $0.23 per common share (basic and diluted) for the third quarter ended September 30, 2009.

"Operating results are much stronger than we expected at the beginning of the year," said Jeffrey I. Friedman, president and chief executive officer. "Customer demand for well located, well maintained apartment units remains robust. Like many other businesses, once the domestic economy begins to add jobs, we expect we will be able to significantly push revenue by raising rents," Friedman added.

A reconciliation of net (loss) income attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

Same Community Portfolio Results
Net operating income (NOI) for the third quarter of 2010 for the Company's same community portfolio increased 0.2 percent. Revenue increased 1.1 percent and property operating expenses increased 2.1 percent when compared with the third quarter of 2009. Physical occupancy was 96.0 percent at the end of the third quarter versus 94.6 percent at the end of the third quarter of 2009. Average net rent collected per unit for the third quarter for the same community properties was $866 per month compared with $858 for the third quarter of 2009. Net rent collected per unit for the third quarter for the Company's same community Midwest portfolio increased 0.5 percent to $794; net collected rent per unit for the Company's same community Mid-Atlantic portfolio increased 0.2 percent to $1,167; and net rent collected per unit for the Company's same community properties in the Southeast markets increased 2.4 percent to $901.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 15 through 23.

Year-to-Date Performance
FFO for the nine months ended September 30, 2010, was $0.60 per common share (basic and diluted) and includes a credit to expenses of $553,000 for a refund of defeasance costs on certain previously defeased loans and non-cash charges of $1.0 million and $727,000, respectively, associated with the redemption of the Company's Series B preferred shares and trust preferred debt in the second quarter. FFO as adjusted for the first nine months of 2010, excludes the refund and non-cash charges, and was $0.64 per common share (basic and diluted). FFO for the nine months ended September 30, 2009, was $0.94 per common share (basic and diluted) and includes a credit to expenses of $563,000 for a refund of defeasance costs on certain previously defeased loans. FFO as adjusted for the first nine months of 2009, excludes that credit, and was $0.91 per common share (basic and diluted). The lower per share 2010 FFO and FFO as adjusted amounts reflect the issuance of an additional 14.4 million common shares during the first nine months of 2010.

For the nine months ended September 30, 2010, net loss applicable to common shares was $10.3 million or $0.38 per common share (basic and diluted) compared to net income applicable to common shares of $5.4 million or $0.33 per common share (basic and diluted) for the period ended September 30, 2009. The September 30, 2009 results include $0.94 per share (basic and diluted) attributable to income from discontinued operations; primarily due to gains from property dispositions. There were no such gains in 2010.

A reconciliation of net (loss) income attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

NOI for the nine months ended September 30, 2010 for the Company's same community portfolio, decreased 0.6 percent due to the net of a 0.4 percent increase in revenue offset by a 1.7 percent increase in property operating expenses compared to the first nine months of 2009.

Acquisitions
On September 15, the Company purchased The Ashborough Apartments, a Class A apartment community located in Ashburn, Virginia. The property was built in 2004, contains 504 units and is approximately 97 percent occupied. Average monthly rent per unit is $1,322. In addition, on October 12, the Company purchased San Raphael Apartments, a Class A apartment community located in Dallas, Texas. The 222-unit property was built in 1999 and is located in the Addison/Galleria area, eleven miles north of downtown Dallas. The average monthly rent per unit is $1,003, and the property is approximately 95 percent occupied.

Development
On September 29, the Company announced it was beginning construction of Vista Germantown, a 242-unit apartment community located in downtown Nashville, Tennessee. The property will be developed by a joint venture controlled by the Company, which acquired the property and development rights from Bristol Development Group, who will have a minority interest in the ongoing project. Merit Enterprises, Inc., a wholly owned subsidiary of the Company, will act as general contractor. The estimated completion date of the project is spring 2012.

Equity and Debt Financing
On October 19, 2010 the Company announced that it closed on a new $250 million senior unsecured revolving credit facility. This credit facility replaced the Company's $150 million line of credit. The new facility has a three-year term with a one-year extension option. As of the date of this release, the Company has no outstanding balance on the new credit facility.

Through October 1, 2010, the Company has sold 23.6 million common shares in three follow-on equity offerings resulting in net proceeds of approximately $288.8 million. Proceeds were used to repay debt and to redeem all outstanding trust preferred securities and preferred shares, to fund acquisitions and for general corporate purposes. "Our capital markets activity has significantly enhanced our balance sheet and positioned us to grow," said Lou Fatica, chief financial officer.

2010 Outlook
The Company has updated its current full year FFO as adjusted guidance range to $0.85 to $0.87 per common share (basic and diluted). The Company also increased its same community NOI guidance from a range of -2.00% to -1.50%, to a range of -0.75% to -0.25%. Additionally, the Company increased its full year 2010 acquisition guidance to $250 million to $300 million. Detailed assumptions relating to the Company's earnings guidance can be found on page 25.

Conference Call
A conference call to discuss the results will be held on October 26 at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is 800-860-2442, and the passcode is "Estates."

Via the Internet (listen only): Access the Company's website at www.AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q3 2010 Earnings Webcast" link. The webcast will be archived through November 8, 2010.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Nine Months Ended September 30, 2010 and 2009
(Unaudited; in thousands, except per share and ratio data)

OPERATING INFORMATION	Three Months Ended September 30,				Nine Months Ended September 30,			
		2010		2009		2010		2009
Total revenue	$	40,290	$	32,866	$	108,126	$	98,004
Property revenue	$	34,356	$	32,255	$	98,963	$	96,217
Net (loss) income applicable to common shares	$	(1,797)	$	(3,865)	$	(10,300)	$	5,420
Per share - basic and diluted	$	(0.06)	$	(0.23)	$	(0.38)	$	0.33
Funds from Operations (FFO) [1]	$	7,801	$	4,265	$	16,079	$	15,561
FFO as adjusted [1]	$	7,801	$	4,265	$	17,246	$	14,998
FFO per share - basic and diluted	$	0.24	$	0.26	$	0.60	$	0.94
FFO as adjusted per share - basic and diluted	$	0.24	$	0.26	$	0.64	$	0.91
Funds Available for Distribution (FAD) [1]	$	5,458	$	2,528	$	13,181	$	11,579
Dividends per share	$	0.17	$	0.17	$	0.51	$	0.51
Payout ratio - FFO		70.8%		65.4%		85.0%		54.3%
Payout ratio - FFO as adjusted		70.8%		65.4%		79.7%		56.0%
Payout ratio - FAD		100.0%		113.3%		104.1%		72.9%
General and administrative expense	$	3,560	$	3,831	$	10,957	$	10,136
Costs associated with acquisitions	$	368	$	-	$	429	$	-
Interest expense [2]	$	7,211	$	8,365	$	22,705	$	25,230
Interest coverage ratio [3]		2.12:1		1.66:1		1.86:1		1.74:1
Fixed charge coverage ratio [4]		2.12:1		1.48:1		1.72:1		1.55:1
General and administrative expense to property revenue		10.4%		11.9%		11.1%		10.5%
Interest expense to property revenue		21.0%		25.9%		22.9%		26.2%
Property NOI [5]	$	19,422	$	18,256	$	55,843	$	54,651
ROA [6]		7.5%		7.9%		7.5%		7.9%
Same Community revenue increase (decrease)		1.1%		(2.5)%		0.4%		(1.1)%
Same Community expense increase (decrease)		2.1%		(2.9)%		1.7%		0.5%
Same Community NOI increase (decrease)		0.2%		(2.2)%		(0.6)%		(2.3)%
Same Community operating margins		56.1%		56.6%		56.2%		56.8%

(1)   See page 10 for a reconciliation of net (loss) income attributable to AERC to these non-GAAP measurements and page 26 for the Company's definition of these non-GAAP measurements.

(2)   Excludes amortization of financing fees of $305 and $1,003 for 2010 and $300 and $919 for 2009. The nine months ended 2010 excludes a credit of $(553) and the nine months ended 2009 excludes a credit of $(563) for refunds of defeasance costs for previously defeased loans. In addition, the nine months ended 2010 excludes $727 for issuance costs for the redemption of trust preferred securities.

(3)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits. Individual line items in this calculation include results from discontinued operations where applicable. See page 27 for a reconciliation of net (loss) income available to common shares to EBITDA and for the Company's definition of EBITDA.

(4)   Represents interest expense and preferred stock dividend payment coverage, excluding costs/credits, other prepayment costs and preferred share redemption costs. Individual line items in this calculation include discontinued operations where applicable.

(5)   See page 28 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(6)   ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding held for sale assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Third Quarter 2010
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA		September 30, 2010		December 31, 2009
Net real estate assets	$	773,002	$	638,535
Total assets	$	808,289	$	662,505
Debt	$	560,163	$	525,836
Noncontrolling redeemable interest	$	2,774	$	1,829
Preferred stock - 8.70% Class B Cumulative Redeemable Preferred Shares	$	-	$	48,263
Total shareholders' equity attributable to AERC	$	205,890	$	99,440
Common shares outstanding		32,170		16,676
Share price, end of period	$	13.98	$	11.27
Total market capitalization	$	1,009,900	$	762,038
Undepreciated book value of real estate assets	$	1,099,790	$	940,643
Debt to undepreciated book value of real estate assets		50.9%		55.9%
Debt and preferred stock to undepreciated book value of real estate assets		50.9%		61.0%
Debt to total market capitalization		55.5%		69.0%
Debt and preferred stock to total market capitalization		55.5%		75.3%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		4.9%		6.0%

Associated Estates Realty Corporation
Financial and Operating Highlights
Third Quarter 2010

PORTFOLIO INFORMATION	Properties	Number of Units	Average Age of Owned Properties
Company Portfolio:			
Directly Owned:			
Same Community Midwest	34	7,648	18
Same Community Mid-Atlantic	6	1,471	13
Same Community Southeast	8	2,989	14
Total Same Community	48	12,108	16
Acquisitions [1]	2	808	6
Development [2]	-	60	-
Total Directly Owned	50	12,976	15
Third Party Managed [3]	1	258	
Total Company Portfolio	51	13,234	

(1) On October 12, 2010, the Company completed the purchase of a 222-unit apartment community located in Dallas, Texas.

(2) Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

(3) Effective October 31, 2010, the Company has terminated management of the property.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Third Quarter 2010
(Unaudited; dollar amounts in thousands)

	September 30, 2010	December 31, 2009
ASSETS		
Real estate assets		
Investment in real estate	$ 1,099,314	$ 935,846
Construction in progress	476	4,797
Less: accumulated depreciation	(326,788)	(302,108)
Real estate, net	773,002	638,535
Cash and cash equivalents	3,294	3,600
Restricted cash	8,648	7,093
Other assets	23,345	13,277
Total assets	$ 808,289	$ 662,505
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 463,963	$ 487,556
Unsecured revolving credit facility	96,200	12,500
Unsecured debt	-	25,780
Total debt	560,163	525,836
Accounts payable, accrued expenses and other liabilities	39,462	35,400
Total liabilities	599,625	561,236
Noncontrolling redeemable interest	1,734	1,829
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized; 8.70% Class B Series II cumulative redeemable, $250 per share liquidation preference, 232,000 issued and 193,050 outstanding at December 31, 2009	-	48,263
Common shares, without par value; $.10 stated value; 91,000,000 authorized; 37,370,763 issued and 32,169,761 outstanding at September 30, 2010 and 22,995,763 issued and 16,675,826 outstanding at December 31, 2009, respectively	3,737	2,300
Paid-in capital	455,745	283,090
Accumulated distributions in excess of accumulated net income	(194,980)	(168,822)
Accumulated other comprehensive loss	(130)	(1,420)
Less: Treasury shares, at cost, 5,201,002 and 6,319,937 shares at September 30, 2010 and December 31, 2009, respectively	(58,482)	(63,971)
Total shareholders' equity attributable to AERC	205,890	99,440
Noncontrolling interest	1,040	-
Total shareholders' equity	206,930	99,440
Total liabilities and shareholders' equity	$ 808,289	$ 662,505

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Nine Months Ended September 30, 2010 and 2009
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
REVENUE				
Property revenue	$ 34,356	$ 32,255	$ 98,963	$ 96,217
Management and service company revenue:				
Fees, reimbursements and other	217	232	715	1,057
Construction and other services	5,717	379	8,448	730
Total revenue	40,290	32,866	108,126	98,004
EXPENSES				
Property operating and maintenance	14,934	13,999	43,120	41,566
Depreciation and amortization	10,126	8,502	27,716	26,297
Direct property management and service company expense	192	210	602	918
Construction and other services	5,384	465	8,685	999
General and administrative	3,560	3,831	10,957	10,136
Costs associated with acquisitions	368	-	429	-
Total expenses	34,564	27,007	91,509	79,916
Operating income	5,726	5,859	16,617	18,088
Interest income	6	6	27	41
Interest expense	(7,516)	(8,665)	(23,882)	(25,586)
(Loss) income before gain on insurance recoveries				
and (loss) income from discontinued operations	(1,784)	(2,800)	(7,238)	(7,457)
Gain on insurance recoveries	-	-	-	544
(Loss) income from continuing operations	(1,784)	(2,800)	(7,238)	(6,913)
(Loss) income from discontinued operations:				
Operating income	-	-	-	568
(Loss) gain on disposition of properties	-	(2)	-	15,411
(Loss) income from discontinued operations	-	(2)	-	15,979
Net (loss) income	(1,784)	(2,802)	(7,238)	9,066
Net income attributable to noncontrolling redeemable interest	(13)	(14)	(39)	(40)
Net (loss) income attributable to AERC	(1,797)	(2,816)	(7,277)	9,026
Preferred share dividends	-	(1,049)	(2,030)	(3,149)
Preferred share redemption costs	-	-	(993)	-
Allocation to participating securities	-	-	-	(457)
Net (loss) income applicable to common shares	$ (1,797)	$ (3,865)	$ (10,300)	$ 5,420
Earnings per common share - basic and diluted:				
(Loss) income from continuing operations				
applicable to common shares	$ (0.06)	$ (0.23)	$ (0.38)	$ (0.61)
Income from discontinued operations	-	-	-	0.94
Net (loss) income applicable to common shares	$ (0.06)	$ (0.23)	$ (0.38)	$ 0.33
Weighted average shares outstanding - basic and diluted	31,906	16,539	26,846	16,500

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
CALCULATION OF FFO AND FAD				
Net (loss) income attributable to AERC	$ (1,797)	$ (2,816)	$ (7,277)	$ 9,026
Add: Depreciation - real estate assets	9,032	8,071	25,622	24,571
Amortization of intangible assets	566	57	757	1,068
Less: Preferred share dividends	-	(1,049)	(2,030)	(3,149)
Preferred share redemption costs	-	-	(993)	-
Loss (gain) on disposition of properties/gain on insurance recoveries	-	2	-	(15,955)
Funds from Operations (FFO) [1]	7,801	4,265	16,079	15,561
Add: Preferred share redemption costs	-	-	993	-
Trust preferred redemption costs	-	-	727	-
Less: Refund of defeasance costs for previously defeased loans	-	-	(553)	(563)
Funds from Operations as adjusted [1]	7,801	4,265	17,246	14,998
Add: Depreciation - other assets	528	374	1,337	1,132
Amortization of deferred financing fees	305	300	1,003	925
Less: Recurring fixed asset additions [2]	(3,176)	(2,411)	(6,405)	(5,476)
Funds Available for Distribution (FAD) [1]	$ 5,458	$ 2,528	$ 13,181	$ 11,579
Weighted average shares outstanding - basic and diluted [3]	31,906	16,539	26,846	16,500
PER SHARE INFORMATION:				
FFO - basic and diluted	$ 0.24	$ 0.26	$ 0.60	$ 0.94
FFO as adjusted - basic and diluted	$ 0.24	$ 0.26	$ 0.64	$ 0.91
Dividends	$ 0.17	$ 0.17	$ 0.51	$ 0.51
Payout ratio - FFO	70.8%	65.4%	85.0%	54.3%
Payout ratio - FFO as adjusted	70.8%	65.4%	79.7%	56.0%
Payout ratio - FAD	100.0%	113.3%	104.1%	72.9%

(1) See page 26 for the Company's definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculation include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3) The Company has excluded 475 and 294 common share equivalents from the three and nine months ended September 30, 2010 calculation, respectively, and 31 and 22 common share equivalents from the three and nine months ended September 30, 2009 calculation, respectively, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

Associated Estates Realty Corporation
Discontinued Operations [1]
Three Months Ended September 30, 2010 and 2009
(Unaudited; dollar amounts in thousands)

	Three Months Ended September 30,	
	2010	2009
REVENUE		
Property revenue	$ -	$ -
EXPENSES		
Property operating and maintenance	-	-
Depreciation and amortization	-	-
Total expenses	-	-
Operating income	-	-
Interest income	-	-
Interest expense	-	-
Loss on disposition of properties	-	(2)
(Loss) income from discontinued operations	$ -	$ (2)

(1)   The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Associated Estates Realty Corporation
Discontinued Operations [1]
Nine Months Ended September 30, 2010 and 2009
(Unaudited; dollar amounts in thousands)

| | Nine Months Ended September 30, | |
	2010	2009
REVENUE		
Property revenue	$ -	$ 2,021
EXPENSES		
Property operating and maintenance	-	948
Depreciation and amortization	-	474
Total expenses	-	1,422
Operating income	-	599
Interest income	-	-
Interest expense	-	(31)
Gain on disposition of properties	-	15,411
Income from discontinued operations	$ -	$ 15,979

(1)   The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are two properties disposed of in 2009.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Nine Months Ended September 30, 2010	
		Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 7,210	$ 587
Maintenance personnel labor cost [2]		4,102	334
Total Operating Expenses Related to Repairs and Maintenance		11,312	921
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	218	18
Appliances	5	668	54
Building improvements	14	682	55
Carpet and flooring	5	2,010	164
Furnishings	5	35	3
HVAC and mechanicals	15	713	58
Landscaping and grounds	14	1,676	136
Suite improvements	5	84	7
Total Recurring Capital Expenditures - Properties		6,086	495
Corporate capital expenditures [4]		319	26
Total Recurring Capital Expenditures		6,405	521
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 17,717	$ 1,442
Total Recurring Capital Expenditures		$ 6,405	
Investment/Revenue Enhancing/Non-Recurring Expenditures [5]			
Building improvements - unit upgrades	Various	4,583	
Building improvements - other	20	843	
Corporate office renovations		52	
Total Investment/Revenue Enhancing/Non-Recurring Expenditures		5,478	
Grand Total Capital Expenditures		$ 11,883	

(1)   Calculated using weighted average units owned during the nine months ended September 30, 2010 of 12,289.

(2)   Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3)   See page 28 for the Company's definition of recurring fixed asset additions.

(4)   Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5)   See page 28 for the Company's definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

Associated Estates Realty Corporation
Fees, Reimbursements and Other Revenue, Direct Property Management
**   and Service Company Expense and General and Administrative Expense**
For the Three and Nine Months Ended September 30, 2010 and 2009
(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Fees, Reimbursements and Other Revenue				
Property management fees	$ 21	$ 26	$ 61	$ 155
Asset management fees	48	70	169	193
Other revenue	24	22	113	139
Payroll reimbursements[1]	124	114	372	570
Fees, Reimbursements and Other Revenue[2]	217	232	715	1,057
Direct Property Management and Service Company Expense				
Service company allocations	68	96	230	348
Payroll reimbursements[1]	124	114	372	570
Direct Property Management and Service Company Expense[2]	192	210	602	918
Service Company NOI	$ 25	$ 22	$ 113	$ 139
General and Administrative and Service Company Expense				
General and administrative expense[2]	$ 3,560	$ 3,831	$ 10,957	$ 10,136
Service company allocations	68	96	230	348
General and Administrative and Service Company Expense	$ 3,628	$ 3,927	$ 11,187	$ 10,484

(1)   Salaries and benefits reimbursed in connection with the management of properties for third parties.

(2)   As reported per the Consolidated Statement of Operations.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	September 30, 2010		June 30, 2010		Quarter Ended March 31, 2010		December 31, 2009		September 30, 2009
Property Revenue	$	32,595	$	32,336	$	31,645	$	31,756	$ 32,255
Property Operating and Maintenance Expenses									
Personnel		3,886		3,813		3,870		3,687	3,686
Advertising		369		371		365		380	385
Utilities		1,933		1,821		1,898		1,765	1,851
Repairs and maintenance		2,415		2,547		2,132		1,863	2,417
Real estate taxes and insurance		4,454		4,285		4,540		4,398	4,494
Other operating		1,240		1,204		1,119		1,143	1,166
Total Expenses		14,297		14,041		13,924		13,236	13,999
Property Net Operating Income	$	18,298	$	18,295	$	17,721	$	18,520	$ 18,256
Operating Margin		56.1%		56.6%		56.0%		58.3%	56.6%
Total Number of Units		12,108		12,108		12,108		12,108	12,108
NOI Per Unit	$	1,511	$	1,511	$	1,464	$	1,530	$ 1,508
Average Net Rents Per Unit [1]	$	915	$	909	$	906	$	912	$ 917
Average Net Rent Collected Per Unit [2]	$	866	$	859	$	844	$	848	$ 858
Physical Occupancy - End of Period [3]		96.0%		96.6%		95.3%		93.9%	94.6%

(1)   Represents gross potential rents less concessions.

(2)   Represents gross potential rents less vacancies and concessions.

(3)   Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Nine Months Ended September 30, 2010 and 2009
(Unaudited, in thousands, except unit totals and per unit amounts)

| | Nine Months Ended September 30, | |
	2010	2009
Property Revenue	$ 96,576	$ 96,217
Property Operating and Maintenance Expenses		
Personnel	11,570	11,223
Advertising	1,105	1,177
Utilities	5,652	5,347
Repairs and maintenance	7,094	7,090
Real estate taxes and insurance	13,279	13,344
Other operating	3,562	3,385
Total Expenses	42,262	41,566
Property Net Operating Income	$ 54,314	$ 54,651
Operating Margin	56.2%	56.8%
Total Number of Units	12,108	12,108
NOI Per Unit	$ 4,486	$ 4,514
Average Net Rents Per Unit [1]	$ 910	$ 921
Average Net Rent Collected Per Unit [2]	$ 856	$ 853
Physical Occupancy - End of Period [3]	96.0%	94.6%

[1] Represents gross potential rents less concessions.

[2] Represents gross potential rents less vacancies and concessions.

[3] Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of September 30, 2010 and 2009
(Unaudited)

	No. of Units	Average Age [6]	Net Rent Collected per Unit [1] Q3 2010	Net Rent Collected per Unit [1] Q3 2009	Net Rent Collected per Unit [1] % Change	Net Rents per Unit [2] Q3 2010	Net Rents per Unit [2] Q3 2009	Net Rents per Unit [2] % Change	Average Rent per Unit [3] Q3 2010	Average Rent per Unit [3] Q3 2009	Average Rent per Unit [3] % Change	Physical Occupancy [4] Q3 2010	Physical Occupancy [4] Q3 2009	Turnover Ratio [5] Q3 2010	Turnover Ratio [5] Q3 2009
Midwest Properties															
Indiana	836	14	$ 802	$ 822	(2.4)%	$ 846	$ 856	(1.2)%	$ 914	$ 913	0.1%	98.6%	97.5%	70.8%	74.6%
Michigan	2,888	19	735	725	1.4%	766	767	(0.1)%	845	840	0.6%	97.0%	95.7%	60.5%	71.7%
Ohio - Central Ohio	2,621	19	786	784	0.3%	825	821	0.5%	853	842	1.3%	96.2%	96.0%	63.6%	73.9%
Ohio - Northeastern Ohio	1,303	15	937	925	1.3%	972	961	1.1%	1,028	1,018	1.0%	96.5%	95.7%	56.2%	69.4%
Total Midwest	7,648	18	794	790	0.5%	830	828	0.2%	887	879	0.9%	96.8%	96.0%	62.0%	72.4%
Mid-Atlantic Properties															
Baltimore/Washington	667	24	1,266	1,253	1.0%	1,348	1,313	2.7%	1,403	1,365	2.8%	95.5%	95.2%	48.0%	58.8%
Virginia	804	4	1,084	1,092	(0.7)%	1,149	1,176	(2.3)%	1,228	1,197	2.6%	96.1%	93.0%	75.1%	74.6%
Total Mid-Atlantic	1,471	13	1,167	1,165	0.2%	1,239	1,238	0.1%	1,307	1,273	2.7%	95.9%	94.0%	62.8%	67.4%
Southeast Properties															
Florida	1,272	11	1,115	1,112	0.3%	1,202	1,200	0.2%	1,357	1,351	0.4%	92.7%	93.7%	66.7%	58.5%
Georgia	1,717	15	742	708	4.8%	802	829	(3.3)%	1,005	989	1.6%	94.6%	89.5%	73.6%	68.3%
Total Southeast	2,989	14	901	880	2.4%	972	987	(1.5)%	1,155	1,143	1.0%	93.8%	91.3%	70.7%	64.1%
Total/Average Same Community	12,108	16	$ 866	$ 858	0.9%	$ 915	$ 917	(0.2)%	$ 1,004	$ 992	1.2%	96.0%	94.6%	64.2%	69.7%

(1)   Represents gross potential rents less vacancies and concessions for all units divided by the number of units in a market.

(2)   Represents gross potential rents less concessions for all units divided by the number of units in a market.

(3)   Represents gross potential rents for all units divided by the number of units in a market.

(4)   Represents physical occupancy at the end of the quarter.

(5)   Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(6)   Age shown in years.

Associated Estates Realty Corporation
Property Revenue
For the Three Months Ended September 30, 2010 and 2009
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Revenue	No. of Units	2010 Physical Occupancy [1]	2009 Physical Occupancy [1]	Q3 2010 Revenue	Q3 2009 Revenue	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	98.6%	97.5%	$ 2,111	$ 2,143	$ (32)	(1.5)%
Michigan	2,888	97.0%	95.7%	6,681	6,573	108	1.6%
Ohio - Central Ohio	2,621	96.2%	96.0%	6,416	6,390	26	0.4%
Ohio - Northeastern Ohio	1,303	96.5%	95.7%	3,798	3,754	44	1.2%
Total Midwest Properties	7,648	96.8%	96.0%	19,006	18,860	146	0.8%
Mid-Atlantic Properties							
Baltimore/Washington	667	95.5%	95.2%	2,585	2,574	11	0.4%
Virginia	804	96.1%	93.0%	2,688	2,714	(26)	(1.0)%
Total Mid-Atlantic Properties	1,471	95.9%	94.0%	5,273	5,288	(15)	(0.3)%
Southeast Properties							
Florida	1,272	92.7%	93.7%	4,379	4,357	22	0.5%
Georgia	1,717	94.6%	89.5%	3,937	3,750	187	5.0%
Total Southeast Properties	2,989	93.8%	91.3%	8,316	8,107	209	2.6%
Total Same Community	12,108	96.0%	94.6%	32,595	32,255	340	1.1%
Acquisitions [2]							
Virginia	808	97.4%	N/A	1,677	N/A	1,677	N/A
Development							
Virginia [3]	60	78.3%	N/A	84	N/A	84	N/A
Total Property Revenue	12,976	96.0%	94.6%	$ 34,356	$ 32,255	$ 2,101	6.5%

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have not been owned for one year.

(3) Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Property Operating Expenses
For the Three Months Ended September 30, 2010 and 2009
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Operating Expenses	No. of Units	2010 Physical Occupancy [1]	2009 Physical Occupancy [1]	Q3 2010 Expenses	Q3 2009 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	98.6%	97.5%	$ 960	$ 962	$ (2)	(0.2)%
Michigan	2,888	97.0%	95.7%	3,209	3,125	84	2.7%
Ohio - Central Ohio	2,621	96.2%	96.0%	2,916	2,820	96	3.4%
Ohio - Northeastern Ohio	1,303	96.5%	95.7%	1,469	1,447	22	1.5%
Total Midwest Properties	7,648	96.8%	96.0%	8,554	8,354	200	2.4%
Mid-Atlantic Properties							
Baltimore/Washington	667	95.5%	95.2%	895	906	(11)	(1.2)%
Virginia	804	96.1%	93.0%	893	920	(27)	(2.9)%
Total Mid-Atlantic Properties	1,471	95.9%	94.0%	1,788	1,826	(38)	(2.1)%
Southeast Properties							
Florida	1,272	92.7%	93.7%	1,893	1,839	54	2.9%
Georgia	1,717	94.6%	89.5%	2,062	1,980	82	4.1%
Total Southeast Properties	2,989	93.8%	91.3%	3,955	3,819	136	3.6%
Total Same Community	12,108	96.0%	94.6%	14,297	13,999	298	2.1%
Acquisitions [2]							
Virginia	808	97.4%	N/A	581	N/A	581	N/A
Development							
Virginia [3]	60	78.3%	N/A	56	N/A	56	N/A
Total Property Operating Expenses	12,976	96.0%	94.6%	$ 14,934	$ 13,999	$ 935	6.7%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not been owned for one year.

(3)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three Months Ended September 30, 2010 and 2009
(Unaudited, in thousands, except unit totals and per unit amounts)

Property NOI [1]	No. of Units	2010 Physical Occupancy [2]	2009 Physical Occupancy [2]	Q3 2010 NOI	Q3 2009 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	98.6%	97.5%	$ 1,151	$ 1,181	$ (30)	(2.5)%
Michigan	2,888	97.0%	95.7%	3,472	3,448	24	0.7%
Ohio - Central Ohio	2,621	96.2%	96.0%	3,500	3,570	(70)	(2.0)%
Ohio - Northeastern Ohio	1,303	96.5%	95.7%	2,329	2,307	22	1.0%
Total Midwest Properties	7,648	96.8%	96.0%	10,452	10,506	(54)	(0.5)%
Mid-Atlantic Properties							
Baltimore/Washington	667	95.5%	95.2%	1,690	1,668	22	1.3%
Virginia	804	96.1%	93.0%	1,795	1,794	1	0.1%
Total Mid-Atlantic Properties	1,471	95.9%	94.0%	3,485	3,462	23	0.7%
Southeast Properties							
Florida	1,272	92.7%	93.7%	2,486	2,518	(32)	(1.3)%
Georgia	1,717	94.6%	89.5%	1,875	1,770	105	5.9%
Total Southeast Properties	2,989	93.8%	91.3%	4,361	4,288	73	1.7%
Total Same Community	12,108	96.0%	94.6%	18,298	18,256	42	0.2%
Acquisitions [3]							
Virginia	808	97.4%	N/A	1,096	N/A	1,096	N/A
Development							
Virginia [4]	60	78.3%	N/A	28	N/A	28	N/A
Total Property NOI	12,976	96.0%	94.6%	$ 19,422	$ 18,256	$ 1,166	6.4%

(1)   See page 28 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2)   Represents physical occupancy at the end of the quarter.

(3)   The Company defines acquisition properties as acquired properties which have not been owned for one year.

(4)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Property Revenue
For the Nine Months Ended September 30, 2010 and 2009
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Revenue	No. of Units	2010 Physical Occupancy [1]	2009 Physical Occupancy [1]	YTD 2010 Revenues	YTD 2009 Revenues	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	98.6%	97.5%	$ 6,287	$ 6,311	$ (24)	(0.4)%
Michigan	2,888	97.0%	95.7%	19,616	19,712	(96)	(0.5)%
Ohio - Central Ohio	2,621	96.2%	96.0%	19,002	19,036	(34)	(0.2)%
Ohio - Northeastern Ohio	1,303	96.5%	95.7%	11,257	11,122	135	1.2%
Total Midwest Properties	7,648	96.8%	96.0%	56,162	56,181	(19)	(0.0)%
Mid-Atlantic Properties							
Baltimore/Washington	667	95.5%	95.2%	7,699	7,592	107	1.4%
Virginia	804	96.1%	93.0%	8,036	8,248	(212)	(2.6)%
Total Mid-Atlantic Properties	1,471	95.9%	94.0%	15,735	15,840	(105)	(0.7)%
Southeast Properties							
Florida	1,272	92.7%	93.7%	13,158	13,142	16	0.1%
Georgia	1,717	94.6%	89.5%	11,521	11,054	467	4.2%
Total Southeast Properties	2,989	93.8%	91.3%	24,679	24,196	483	2.0%
Total Same Community	12,108	96.0%	94.6%	96,576	96,217	359	0.4%
Acquisitions [2]							
Virginia	808	97.4%	N/A	2,300	N/A	2,300	N/A
Development							
Virginia [3]	60	78.3%	N/A	87	N/A	87	N/A
Total Property Revenue	12,976	96.0%	94.6%	$ 98,963	$ 96,217	$ 2,746	2.9%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not been owned for one year.

(3)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Property Operating Expenses
For the Nine Months Ended September 30, 2010 and 2009
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Operating Expenses	No. of Units	2010 Physical Occupancy [1]	2009 Physical Occupancy [1]	YTD 2010 Expenses	YTD 2009 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	98.6%	97.5%	$ 2,618	$ 2,758	$ (140)	(5.1)%
Michigan	2,888	97.0%	95.7%	9,519	9,430	89	0.9%
Ohio - Central Ohio	2,621	96.2%	96.0%	8,650	8,440	210	2.5%
Ohio - Northeastern Ohio	1,303	96.5%	95.7%	4,295	4,332	(37)	(0.9)%
Total Midwest Properties	7,648	96.8%	96.0%	25,082	24,960	122	0.5%
Mid-Atlantic Properties							
Baltimore/Washington	667	95.5%	95.2%	2,789	2,617	172	6.6%
Virginia	804	96.1%	93.0%	2,706	2,720	(14)	(0.5)%
Total Mid-Atlantic Properties	1,471	95.9%	94.0%	5,495	5,337	158	3.0%
Southeast Properties							
Florida	1,272	92.7%	93.7%	5,635	5,671	(36)	(0.6)%
Georgia	1,717	94.6%	89.5%	6,050	5,598	452	8.1%
Total Southeast Properties	2,989	93.8%	91.3%	11,685	11,269	416	3.7%
Total Same Community	12,108	96.0%	94.6%	42,262	41,566	696	1.7%
Acquisitions [2]							
Virginia	808	97.4%	N/A	793	N/A	793	N/A
Development							
Virginia [3]	60	78.3%	N/A	65	N/A	65	N/A
Total Property Operating Expenses	12,976	96.0%	94.6%	$ 43,120	$ 41,566	$ 1,554	3.7%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not been owned for one year.

(3)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Nine Months Ended September 30, 2010 and 2009
(Unaudited, in thousands, except unit totals and per unit amounts)

Property NOI [1]	No. of Units	2010 Physical Occupancy [2]	2009 Physical Occupancy [2]	YTD 2010 NOI	YTD 2009 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	98.6%	97.5%	$ 3,669	$ 3,553	$ 116	3.3%
Michigan	2,888	97.0%	95.7%	10,097	10,282	(185)	(1.8)%
Ohio - Central Ohio	2,621	96.2%	96.0%	10,352	10,596	(244)	(2.3)%
Ohio - Northeastern Ohio	1,303	96.5%	95.7%	6,962	6,790	172	2.5%
Total Midwest Properties	7,648	96.8%	96.0%	31,080	31,221	(141)	(0.5)%
Mid-Atlantic Properties							
Baltimore/Washington	667	95.5%	95.2%	4,910	4,975	(65)	(1.3)%
Virginia	804	96.1%	93.0%	5,330	5,528	(198)	(3.6)%
Total Mid-Atlantic Properties	1,471	95.9%	94.0%	10,240	10,503	(263)	(2.5)%
Southeast Properties							
Florida	1,272	92.7%	93.7%	7,523	7,471	52	0.7%
Georgia	1,717	94.6%	89.5%	5,471	5,456	15	0.3%
Total Southeast Properties	2,989	93.8%	91.3%	12,994	12,927	67	0.5%
Total Same Community	12,108	96.0%	94.6%	54,314	54,651	(337)	(0.6)%
Acquisitions [3]							
Virginia	808	97.4%	N/A	1,507	N/A	1,507	N/A
Development							
Virginia [4]	60	78.3%	N/A	22	N/A	22	N/A
Total Property NOI	12,976	96.0%	94.6%	$ 55,843	$ 54,651	$ 1,192	2.2%

(1) See page 28 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have not been owned for one year.

(4) Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Debt Structure
As of September 30, 2010
(Dollar amounts in thousands)

	Balance Outstanding September 30, 2010	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Mortgages payable - CMBS	$ 98,717	17.6%	7.7%
Mortgages payable - other [1]	330,800	59.1%	5.7%
Total fixed rate debt	429,517	76.7%	6.2%
VARIABLE RATE DEBT			
Mortgages payable	34,446	6.1%	4.7%
Unsecured revolving credit facility	96,200	17.2%	1.8%
Total variable rate debt	130,646	23.3%	2.6%
TOTAL DEBT	$ 560,163	100.0%	5.4%

Interest coverage ratio [2]	1.86:1
Fixed charge coverage ratio [3]	1.72:1
Weighted average maturity	5.4 years

SCHEDULED PRINCIPAL MATURITIES	Fixed Rate CMBS	Fixed Rate Other	Variable Rate	Total
2010	$ -	$ 21,000	$ -	$ 21,000
2011[4]	53,751	-	96,200	149,951
2012	44,966	36,000	-	80,966
2013	-	132,209	-	132,209
2014	-	44,538		44,538
Thereafter	-	97,053	34,446	131,499
Total	$ 98,717	$ 330,800	$ 130,646	$ 560,163

(1)   Includes $21,000 of variable rate debt swapped to fixed.

(2)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits. See page 27 for a reconciliation of net (loss) income available to common shares to EBITDA and for the Company's definition of EBITDA.

(3)   Represents interest expense coverage, including capitalized interest and excluding defeasance and/or other prepayment costs/credits.

(4)   Includes the Company's unsecured revolving credit facility. The Company terminated the credit facility on October 18, 2010 and replaced it with a new credit facility which matures in October 2013. As of October 25, 2010, the Company has no outstanding balance on the new credit facility.

Associated Estates Realty Corporation
2010 Financial Outlook
As of October 25, 2010

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Earnings Guidance Per Common Share

Expected net (loss) income attributable to AERC	$-0.33 to $-0.31
Expected real estate depreciation and amortization	1.25
Expected preferred share dividends	-0.07
Expected preferred share redemption costs	-0.03
Expected gains on disposition of properties/insurance recoveries	0.00
Expected Funds from Operations[1]	$0.82 to $0.84
Expected net defeasance costs (credits)	-0.02
Expected trust preferred redemption costs	0.02
Expected preferred share redemption costs	0.03
Expected Funds from Operations as adjusted [1]	$0.85 to $0.87

Same Community Portfolio

Revenue growth	0.50% to 0.75%
Expense growth	2.00% to 2.50%
Property NOI [2] growth	-0.75% to -0.25%
Physical occupancy	95.0%

Transactions

Acquisitions	$250.0 to $300.0 million
Dispositions	$0 million
Development [3]	$2.5 million
JV Development [4]	$7.5 million

Corporate Expenses

General and administrative expense [5]	$15.0 million
Service company expense [6]	$0.4 million
Total	$15.4 million
Costs associated with acquistions	$0.7 million

Debt

Capitalized interest	$0.3 million
Expensed interest (excluding defeasance/prepayment costs (credits)) [7]	$32.1 million
Expected net defeasance/prepayment costs (credits)	$(0.6) million
Trust preferred redemption costs	$0.7 million

Capital Structure [8]

Common share issuances [9]	$288.8 million
Common share repurchases	$0 million
Preferred share repurchases/redemption	$48.3 million
Preferred share redemption costs	$1.0 million

(1) See page 26 for the Company's definition of this non-GAAP measurement.

(2) See page 28 for the Company's definition of this non-GAAP measurement.

(3) Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010. Total cost of development was $6.8 million, which includes $0.3 million of capitalized interest.

(4) Projected development spending associated with Nashville, Tennessee joint venture.

(5) Includes a one-time $400,000 charge to be taken in the fourth quarter related to the transition of the Company's General Counsel to Senior Advisor.

(6) Excludes salaries and benefits reimbursed in connection with the management of properties for third parties which are grossed up in accordance with GAAP in fees, reimbursements and other and direct property management and service company expense.

(7) Includes $1.5 million of deferred financing costs.

(8) Earnings guidance does not take into consideration any additional share issuances or share repurchases.

(9) Reflects issuances of 5,175,000 shares on January 15, 2010, 9,200,000 shares on May 12, 2010, and 9,200,000 shares on October 1, 2010.

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, gains on insurance recoveries and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as adjusted

The Company defines FFO as adjusted as FFO, as defined above, plus the add back of refunds on previously defeased loans of $(553,000) and $(563,000) for the nine months ended September 30, 2010 and September 30, 2009, respectively. In accordance with GAAP, these refunds on previously defeased loans are included as interest expense in the Company's Consolidated Statement of Operations. Additionally, the nine months ended September 30, 2010 includes add backs of non–cash charges of $1.0 million and $727,000, respectively, associated with the redemption of the Company's Series B preferred shares and trust preferred debt. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.   The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income available to common shares to EBITDA.

	Three Months Ended September 30,		Nine Months Ended September 30,	
(In thousands)	2010	2009	2010	2009
Net (loss) income applicable to common shares	$ (1,797)	$ (3,865)	$ (10,300)	$ 5,420
Allocation to participating securities	-	-	-	457
Preferred share dividends	-	1,049	2,030	3,149
Preferred share redemption costs	-	-	993	-
Interest income	(6)	(6)	(27)	(41)
Interest expense (1)	7,516	8,665	23,882	25,617
Depreciation and amortization	10,126	8,502	27,716	26,771
(Loss) gain on disposition of properties/gain on insurance recoveries	-	2	-	(15,955)
Taxes	69	83	226	242
Total EBITDA	$ 15,908	$ 14,430	$ 44,520	$ 45,660

(1) The nine months ended September 30, 2010 and 2009 includes defeasance credits and trust preferred securities redemption costs of $174 and $(563), respectively.

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and construction and other services expense from total revenue. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net (loss) income attributable to AERC.

(In thousands)	Three Months Ended September 30,				Nine Months Ended September 30,			
		2010		2009		2010		2009
Property NOI	$	19,422	$	18,256	$	55,843	$	54,651
Service company NOI		25		22		113		139
Construction and other services NOI		333		(86)		(237)		(269)
Depreciation and amortization		(10,126)		(8,502)		(27,716)		(26,297)
General and administrative expense		(3,560)		(3,831)		(10,957)		(10,136)
Costs associated with acquisitions		(368)		-		(429)		-
Interest income		6		6		27		41
Interest expense		(7,516)		(8,665)		(23,882)		(25,586)
Gain on insurance recoveries		-		-		-		544
(Loss) income from discontinued operations:								
Operating income		-		-		-		568
(Loss) gain on disposition of properties		-		(2)		-		15,411
Income from discontinued operations		-		(2)		-		15,979
Net (loss) income		(1,784)		(2,802)		(7,238)		9,066
Net income attributable to noncontrolling redeemable interest		(13)		(14)		(39)		(40)
Consolidated net (loss) income attributable to AERC	$	(1,797)	$	(2,816)	$	(7,277)	$	9,026

Recurring Fixed Asset Additions
The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.